AB
3/17

[redacted]

15025028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
194

SEC FILE NUMBER
8- 66360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 St. James Place, Suite 400
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Wilson, Jr. 832-485-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

4820 Loop Central Drive, Suite 1000, Houston, Texas 77081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, William H. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SP Securities, LLC, as of February 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHY MARIE PARSONS
Notary Public, State of Texas
Commission Expires 01-27-2017

Signature

William H. Wilson, Jr., FINOP
Title

Kathy Marie Parsons
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SP SECURITIES LLC
(A Texas Limited Liability Company)

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2014

SP SECURITIES LLC

Table of Contents
December 31, 2014

MCCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of SP Securities LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information in Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information in Schedule I. In forming our opinion on the supplementary information in Schedule I, we evaluated whether the supplementary information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 27, 2015

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

SP SECURITIES LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	31,965
Accounts Receivable		6,250
Total assets	$	38,215
Liabilities and Member's Equity		
Liabilities	$	–
Commitments and contingencies		–
Member's equity		38,215
Total member's equity		38,215
Total liabilities and member's equity	$	38,215

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Operations
Year Ended December 31, 2014

Revenue		
Fee income	$	681,610
		681,610
Expenses		
Audit and accounting fees		5,944
Bank Charges		275
Compensation		595,280
Regulatory fees and expenses		21,274
Total expenses		622,773
Net Income	$	58,837

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance at January 1, 2014	$	9,378
Capital Contributions		20,000
Capital Distributions		(50,000)
Net Income		58,837
Balance at December 31, 2014	$	38,215

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 58,837
Increase in accounts receivable	(6,250)
Net cash provided by operating activities	52,587
Cash flows from financing activities	
Capital Contributions	20,000
Capital Distributions	(50,000)
Net cash used in financing activities	(30,000)
Net increase in cash and equivalents	22,587
Cash and equivalents-beginning of year	9,378
Cash and equivalents-end of year	$ 31,965

The accompanying notes are an integral part of this statement.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

If necessary, the Parent will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2016.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Such amounts were immaterial in 2014. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2011, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

Revenue Recognition and Accounts Receivable

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned. Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 Related Party Transactions

Effective April 10, 2004, the Company entered into an Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $1,200 in fees to its Parent during the year ended December 31, 2014. In addition, the Company received capital contributions from and paid capital distributions to Parent as detailed in the Statement of Cash Flows.

Note 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2014, the Company's net capital, as defined, of $31,965 exceeded the required minimum by $26,965 and the Company had no aggregate indebtedness.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2014.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2014.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC

December 31, 2014

COMPUTATION OF NET CAPITAL			
Total assets		$	38,215
Less - total liabilities			-
Net worth			38,215
Deductions from and/or charges to net worth			
Total non-allowable assets	6,250		
Other deductions or charges	-		
Total deductions from net worth			6,250
Net capital before haircuts on securities positions			31.965
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital *		$	31,965

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				31,965
Excess Net Capital			$	26,965
Aggregate Indebtedness			$	-
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	26,965
Ratio of aggregate indebtedness to net capital				- %
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on January 12, 2015, is not required as no difference exist.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

MJ | McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SP Securities LLC Exemption Report for the year ended December 31,2014, in which (1) SP Securities LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) SP Securities LLC stated that SP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SP Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP

Houston, Texas
February 27, 2015

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

SP SECURITIES LLC
YEAR ENDED DECEMBER 31, 2014
SIPC GENERAL ASSESSMENT RECONCILIATION
SUPPLEMENTAL REPORT

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Member of
SP Securities LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SP Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [bank statements and GL details], noting no differences;

2. Compared the amounts reflected in the annual reports for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences after rounding;

3. Scanned any adjustments reported in Form SIPC-7, noting there is no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [annual financial statements and FOCUS Report], noting no differences after rounding.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting there is no overpayment.

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 27, 2015

SP Securities LLC

Member FINRA / SIPC
1800 St. James Place, Suite 400
Houston, Texas 77056
(832) 485-7105

February 6, 2015

SP Securities, LLC Assertions

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

SP Securities, LLC

I, William H. Wilson, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William H. Wilson Jr.
FINOP